United States*
               Securities and Exchange Commission
                     Washington, D.C.  20549


                          Schedule 13G


            Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*

                      The Macerich Company
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            554382101
                         (CUSIP Number)


                        December 31, 1999
          (Date of Event Which Requires Filling of this
                           Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X|Rule 13d-1(b)
     |_|Rule 13d-1(c)
     |_|Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44106M102


    1.  Names of Reporting Persons. Nike Securities L.P.

         I.R.S. Identification Nos. of above persons (entities only). 36-3768815



     2.   Check  the Appropriate Box if a Member of a Group  (See
Instructions)

         (a)

         (b)


    3.  SEC Use Only


    4.  Citizenship or Place of Organization  Illinois, U.S.A.


Number of    5.  Sole Voting Power      0
Shares Bene-
ficially     6.  Shared Voting Power      0
Owned by
Each
Reporting    7.  Sole Dispositive Power      0
Person
With:
             8.  Shared Dispositive Power     0

     9.   Aggregate  Amount Beneficially Owned by Each  Reporting
Person     0

    10.   Check  if  the  Aggregate Amount in Row  (11)  Excludes
Certain Shares (See Instructions)

    11.   Percent  of  Class Represented by Amount  in  Row  (11)   0%


   12.  Type of Reporting Person (See Instructions) BD




CUSIP No.554382101


    1.  Names of Reporting Persons. First Trust Advisors L.P.

         I.R.S. Identification Nos. of above persons (entities only). 36-3788904



     2.   Check  the Appropriate Box if a Member of a Group  (See
Instructions)

         (a)

         (b)


    3.  SEC Use Only


     4.   Citizenship  or  Place of Organization    Illinois, U.S.A.


Number of    5.  Sole Voting Power      0
Shares Bene-
ficially     6.  Shared Voting Power       0
Owned by
Each
Reporting    7.  Sole Dispositive Power      0
Person
With:
             8.  Shared Dispositive Power     0

     9.   Aggregate  Amount Beneficially Owned by Each  Reporting
Person      0

    10.   Check  if  the  Aggregate Amount in Row  (11)  Excludes
Certain Shares (See Instructions)

   11.  Percent of Class Represented by Amount in Row (11)     0%


   12.  Type of Reporting Person (See Instructions) IA



CUSIP No. 554382101


    1.  Names of Reporting Persons. Nike Securities Corporation

         I.R.S. Identification Nos. of above persons (entities only). 36-3772451



     2.   Check  the Appropriate Box if a Member of a Group  (See
Instructions)

         (a)

         (b)


    3.  SEC Use Only

     4.   Citizenship  or  Place of Organization    Illinois, U.S.A.


Number of    5.  Sole Voting Power       0
Shares Bene-
ficially     6.  Shared Voting Power      0
Owned by
Each
Reporting    7.  Sole Dispositive Power      0
Person
With:
             8.  Shared Dispositive Power     0

     9.   Aggregate  Amount Beneficially Owned by Each  Reporting
Person      0

    10.   Check  if  the  Aggregate Amount in Row  (11)  Excludes
Certain Shares (See Instructions)
    11.  Percent of
Class Represented by Amount in Row (11)     0%


   12.  Type of Reporting Person (See Instructions) HC




Item 1.

   (a)  Name of Issuer - The Macerich Company

   (b)  Address of issuer's Principal Executive Offices

        The Macerich Company
        233 Wilshire Blvd. Suite 700
        Santa Monica, California 90401

Item 2.

   (a)  Name of Person Filing

        Nike Securities L.P.
        First Trust Advisors L.P.
        Nike Securities Corporation

    (b)   Address  of  Principal Business  Office  or,  if  none,
Residence

        1001 Warrenville Road
        Lisle, Illinois 60532

   (c)  Citizenship

        Illinois, U.S.A.

   (d)  Title of Class of Securities

        Common Stock

   (e)  CUSIP Number

        44106M102

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)  |X|    Broker   or   dealer   registered   under
           section 15 of the Act (15 U.S.C. 78o).

           (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

           (c)          Insurance   company   as    defined    in
           section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d)          Investment   company   registered   under
           section  8  of  the  Investment Company  Act  of  1940
           (15 U.S.C. 80a-8).

           (e)  |X|   An  investment adviser in  accordance  with
           Sec. 240.13d-1(b)(1)(ii)(E).

           (f) An employee benefit plant or endowment fund in accordance with Sec. 140.13d-1(b)(1)(ii)(F).

           (g)  |X|   A  parent holding company or control person
           in accordance with Sec. 240.13d-1(b)(1)(ii)(G).

           (h)         A  savings  associations  as  defined   in
           Section  3(b)  of  the Federal Deposit  Insurance  Act
           (12 U.S.C. 1813).

           (i)        A  church  plan that is excluded  from  the
           definition    of    an   investment   company    under
           section  3(c)(14)  of the Investment  Company  Act  of
           1940 (15 U.S.C. 80a-3).

           (j)         Group,   in   accordance  with   Sec. 240.13d-
           1(b)1(ii)(J).

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned: 0

         (b)   Percent of class:  0%

         (c)   Number of shares as to which the person has:

               (i)    Sole  power to vote or to direct  the  vote __0___.

             (ii)   Shared power to vote or to direct the vote 0

             (iii)    Sole  power to dispose  or  to  direct  the
          disposition of     0

              (iv) Shared power to dispose or to direct the disposition of 0

     Instruction.   For  computations regarding securities  which
represent a right to acquire an underlying security see Sec. 204.13d-
3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Instruction: Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of
     Another Person

     Not applicable

Item 7.   Identification and Classification of the Subsidiary
     Which Acquired the Security Being Reported on By the Parent
     Holding Company

     See Item 6.

Item 8.   Identification and Classification of Members of the
     Group

     Not Applicable.

Item 9.   Notice of Dissolution of Group

     Not Applicable.

Item 10.  Certification

          By  signing below I certify that, to the best
          of  my  knowledge and belief, the  securities
          referred to above were acquired and are  held
          in  the ordinary course of business and  were
          not acquired and are not held for the purpose
          of   or  with  the  effect  of  changing   or
          influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Nike Securities L.P.
                                Date: February 11, 2000



                                By:
                                   James A. Bowen / President

                                First Trust Advisors L.P.
                                Date: February 11, 2000



                                By:
                                Ronald D. McAlister / President

                                Nike Securities Corporation
                                Date: February 11, 2000



                                By:
                                David J. Allen / Director by
                                Robert M. Porcellino*


     * An executed copy of the related power of attorney was filed with the Securities and Exchange Commission with Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (file no. 33-63483) and the same is hereby incorporated herein by reference.
_______________________________
*
Potential  persons  who  are  to respond  to  the  collection  of
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